SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
7 January 2004

NOVO NORDISK A/S (Exact name of Registrant as specified in its charter)

Novo Allé DK- 2880, Bagsvaerd Denmark (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: 7 January 2004	NOVO NORDISK A/S
Lars Rebien S0rensen, President and Chief Executive Officer

Stock Exchange Announcement

7 January 2004

Status re Novo Nordisk’s holding of its own shares (treasury shares)

As of the end of the forth quarter 2003, Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates owned 16,542,841 of its own B shares corresponding to a total nominal value of DKK 33,085,682 or 4.66 % of the total capital stock.

Novo Nordisk repurchased a total of 2,111,000 B shares during the fourth quarter of 2003 while a total of 15,000 options covered by Novo Nordisk treasury shares were exercised.

In connection with the financial statement for the first half of 2002 on 6 August, Novo Nordisk announced the intention to repurchase own shares on the open market worth up to DKK 2 billion. With the repurchase of own shares during the fourth quarter of 2003 Novo Nordisk has concluded this share repurchase programme. Novo Nordisk has repurchased in total 9,000,000 B shares at an average price of DKK 223, which corresponds to a market value of approximately DKK 2 billion.

This announcement is pursuant to Section 204.33, Treasury Stock Changes, of the New York Stock Exchange Listed Company Manual.

Novo Nordisk is a focused healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 18,500 people in 68 countries and markets its products in 179 countries. Novo Nordisk’s B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol ‘NVO’. For further company information visit www.novonordisk.com

Stock Exchange Announcement No 1 / 2004	Page 1 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790

For further information please contact:

Media:	Investors:

Outside North America: Elin K Hansen Tel (direct): (+45) 4442 3450	Outside North America: Peter Haahr Tel (direct): (+45) 4442 1207

Palle Holm Olesen Tel (direct): (+45) 4442 6175

In North America: Susan T Jackson Tel (direct): (+1) 609 919 7776	In North America: Christian Kanstrup Tel (direct): (+1) 609 919 7846

Stock Exchange Announcement No 1 / 2004	Page 2 of 2

Novo Nordisk A/S Corporate Communications	Novo Allé 2880 Bagsvaerd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 2314	Internet: www.novonordisk.com	CVR Number: 24256790